UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

(CUSIP Number of Class of Securities)

G. Gary Yetman

President and Chief Executive Officer

Coleman Cable, Inc.

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith A. Pagnani

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 20, 2013, Coleman Cable, Inc. (“Coleman” or “Coleman Cable”), provided the following Q&A to its employees:

1.	What was announced?
•	This morning, we announced that Coleman Cable has entered into a definitive merger agreement with Southwire Company, one of North America’s largest producers of wire and cable, under which Southwire will acquire Coleman in a transaction that will ultimately result in Coleman becoming a private company.
•	Under the terms of the transaction, Southwire will acquire Coleman for $26.25 per share in cash.
•	The transaction, which values Coleman at approximately $786 million, including the assumption of $294 million in net debt, was unanimously approved by the Coleman board of directors.
•	We believe this transaction represents a major step forward as we continue to execute on our mission of expanding product offerings and sales, and exceeding the expectations of our diverse and growing customer base.
•	We currently anticipate the transaction will close in the first quarter of 2014.

2.	Who is Southwire?
•	For those of you not familiar with Southwire, they are a leading North American manufacturer of wire and cable used in the distribution and transmission of electricity.
•	You can also find more information about Southwire at http://www.southwire.com/Southwire.htm.

3.	Why is Southwire acquiring Coleman Cable? What are the benefits of the transaction?
•	We believe this transaction represents a major step forward as we continue to execute on our mission of expanding product offerings, and exceeding the expectations of our diverse and growing customer base.
•	By partnering with Southwire, Coleman will be able to benefit from Southwire’s extraordinary track record of operational success as we continue building on the solid momentum our team has worked so hard to create.
•	Southwire knows that Coleman’s team is one of its greatest strengths and looks forward to welcoming our employees to the Southwire family.

4.	What does this mean for shareholders? Will Coleman still be a publicly traded company?
•	This transaction delivers immediate and certain cash value to all Coleman shareholders.
•	Upon completion of the transaction, shareholders will receive $26.25 per share in cash for each share of Coleman common stock they own.
•	Once the transaction closes, which we expect to be in the first quarter of 2014, Coleman will become privately-held and will cease trading on the NASDAQ.

5.	What are the benefits of the transaction for employees?
•	As part of a larger diversified organization with the necessary scale and resources to achieve new levels of growth, innovation and service, we expect there will be significant benefits for Coleman employees over the long-term.
•	Many of the key decisions about how Southwire will combine the two companies and operate have not yet been made.
•	As always, we are committed to keeping you updated on important developments as we have more information in the coming weeks.

6.	How long before the transaction is completed? What needs to happen before the transaction can close?
•	We expect the transaction to close in the first quarter of 2014.
•	As with any transaction of this size, this combination will be reviewed by regulatory authorities prior to closing.

7.	Where will we be headquartered?
•	Following the close of the transaction, Southwire will continue to be headquartered in Carrollton, Georgia and Coleman’s management team will join the Southwire organization.
•	Southwire expects to maintain a significant presence in Waukegan.

8.	Will the Coleman management team remain in place?
•	Following the transaction’s closing, Coleman’s management team will join the Southwire organization, and Southwire expects to maintain a significant presence in Waukegan.

9.	Will there be new opportunities in terms of jobs and relocation? Will I be asked to relocate? Will I have the opportunity to relocate?
•	While this announcement is an important milestone, there are many decisions left to be made.
•	Specific relocation opportunities may be a part of the integration plans.
•	Over the long term, we believe that as part of a larger company, employees of the combined company will benefit from access to even greater resources and growth opportunities.

10.	Will my wages, salary or benefits be affected as a result of the transaction?
•	Until we complete the transaction, Coleman and Southwire will remain independent companies and your compensation and benefits continue in the ordinary course.
•	Of course, it is early in this process and more details with respect to future compensation and benefit matters will be determined and communicated to you as they are finalized.

11.	What happens next? How will I know about progress in the transaction?
•	Today’s announcement will have no impact on day-to-day operations and it remains business as usual for Coleman.
•	As with any transaction, there are steps that still need to be taken before the deal is closed.
•	We will continue to communicate developments regarding this combination through meetings, letters and other communications.
•	As we move through this process, we will continue to rely on you, as we always have, to continue to deliver the same high-quality products and provide the same superior service that our customers have come to expect.

12.	What should I say if contacted by people outside of the company?
•	If you receive any inquiries from the media or other questions from outside Coleman, please contact Gary Yetman. We will make every effort to keep you informed throughout this process with periodic updates.

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Coleman. At the time the offer is commenced, Southwire will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Coleman will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Coleman stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Coleman. In addition, all of these materials (and all other materials filed by Coleman with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Coleman at www.colemancable.com

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Coleman and members of their senior management team. Forward-looking statements include, without limitation, statements regarding business combination and similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the companies’ businesses, including, without limitation, the ability of integrate, advance or otherwise achieve any particular result as it relates to Coleman’s businesses or products; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; the availability of financing to consummate the transactions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Coleman’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Coleman’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission (“SEC”) by Coleman, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Coleman and the tender offer documents to be filed by Cubs Acquisition Corporation. Coleman assumes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Coleman at www.colemancable.com.